SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 26 February 2015

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Annual Financial Report

Exhibit No: 99.1

26 February 2015
InterContinental Hotels Group PLC
Annual Financial Report 2014

The following documents have today been posted or otherwise made available to shareholders:

1. Annual Report and Form 20-F 2014
2. Notice of 2015 Annual General Meeting
3. Form of Proxy for 2015 AGM
4. Form of Proxy for 2015 AGM with shareholder communications
5. Chairman's Letter - electronic communications

In compliance with Listing Rule 9.6.1 a copy of each of these documents has been submitted to the UK Listing Authority via the National Storage Mechanism and will be available in due course for inspection at www.morningstar.co.uk/uk/NSM

InterContinental Hotels Group PLC will also file the Annual Report and Form 20-F for the year ended 31 December 2014 with the US Securities and Exchange Commission today.

The above documents, with the exception of the two Forms of Proxy, are publicly available on the InterContinental Hotels Group PLC website at www.ihgplc.com/reports

Shareholders may request a hard copy of the Annual Report and Form 20-F 2014 free of charge from the address below:

Company Secretariat
InterContinental Hotels Group PLC
Broadwater Park, Denham
Buckinghamshire UB9 5HR
United Kingdom

For further information

Investor Relations (David Kellett, Emma Parker, Matthew Woollard):	+44 (0)1895 512176

Media Relations (Yasmin Diamond, Zoe Bird):	+44 (0)1895 512008

Notes to Editors:
IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including InterContinental® Hotels & Resorts, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, Hotel Indigo®, EVEN™ Hotels, Holiday Inn® Hotels & Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites®. In January 2015, IHG acquired Kimpton Hotels & Restaurants, the world's leading boutique hotel business.

IHG manages IHG® Rewards Club, the world's first and largest hotel loyalty programme with over 84 million members worldwide. The programme was relaunched in July 2013, offering enhanced benefits for members including free internet across all hotels, globally.

IHG franchises, leases, manages or owns over 4,800 hotels and more than 710,000 guest rooms in nearly 100 countries, with over 1,200 hotels in its development pipeline. Over 350,000 people work across IHG's hotels and corporate offices worldwide.

In January 2015 we completed the acquisition of Kimpton Hotels & Restaurants, adding 62 hotels (11,300 rooms) to our system size and 16 hotels to our development pipeline.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihg.com/media, www.twitter.com/ihg, www.facebook.com/ihg or www.youtube.com/ihgplc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ H. Patel
Name:	H. PATEL
Title:	COMPANY SECRETARIAL OFFICER

Date:	26 February 2015